September 12, 2014

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Escalera Resources Co.

Registration Statement on Form S-3

Filed July 14, 2014

File No. 333-197389

Form 10-K for Fiscal Year Ended

December 31, 2013

Filed March 13, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2014

Dear Assistant Director Schwall,

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated August 9, 2014 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

1.	Comment: Please disclose on your prospectus cover page all the information that Instruction 7 to General Instruction I.B.6. of Form S-3 requires.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form S-3. See the prospectus cover page.

2.	Comment: We note that although you disclose throughout your filing that you are a Maryland corporation, the legality opinion limits the opinion to matters of federal and Colorado state law. With regard to the common stock being registered, counsel must opine on the state corporate laws of your jurisdiction of incorporation. See the guidance contained in Section II.B.1.a. of Staff Legal Bulletin No. 19 (CF), which we refer to as “SLB 19.”

SLB 19 is available at http://www.sec.gov/interps/legal/cfslb19.htm. Similarly, to the extent that the company is registering the sale of debt securities, the opinion should not exclude the law of the jurisdiction “governing the agreement or instrument pursuant to which the debt security” is issued. See SLB 19 at Section II.B.1.e. Please obtain and file a new or revised opinion of counsel which retains only appropriate limitations as to scope.

Response: A revised opinion of counsel is filed with the Amendment to the Registration Statement.

3.	Comment: The 4.2 Bcfe of positive revisions disclosed here and elsewhere on page 28 appears to be the net amount resulting from two separate and offsetting causes. Please clarify for us and expand your disclosure to quantify the net change in your proved reserves relating to each of the separate causes identified.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page 4 of Amendment No. 1.

4.	Comment: We note an inconsistency between your disclosure of 372,815 total gross acres and 300,327 undeveloped gross acres on page 4 and the total of the gross working and royalty interest for such amounts disclosed elsewhere on page 11. Please advise or revise.

Response: We acknowledge the Staff’s observation regarding the different values for undeveloped and total gross acres is correct. In certain leases, we have both a working interest and a royalty interest. Please note our disclosure on page 11 in the Form 10-K, which states “Certain acreage is included in both tables as we hold both a working interest and a royalty interest.” We hold both a working interest and a royalty interest in our Nevada leases. The associated gross undeveloped acreage (17,269 acres) was included in both the Acreage by Working Interest and Acreage by Royalty Interest tables.

5.	Comment: We also [note] an apparent inconsistency regarding the 6,087 net acres disclosed on page 7 for northeast Nevada and the 5,224 acres disclosed elsewhere on page 11 for the state of Nevada. Please advise or revise.

Response: We hold 5,224 net working interest acres and 863 net acres with a royalty interest in the Huntington Basin of Nevada, or a total of 6,087 net acres. Due to the insignificant nature of our royalty acreage holdings, we only presented “Wyoming” and “Other” lines in the Acreage by Royalty interest table on page 12. In future filings, we will present the same line items in both the Acreage by Working Interest and Acreage by Royalty Interest tables for consistency.

6.	Comment: We note the disclosure on page 7 and in Exhibit 99.1 that Netherland, Sewell & Associates, Inc. prepared approximately 99% of all proved reserves owned by the Company. Please clarify for us and in your disclosure the extent to which the Company prepared estimates of reserves and future net revenue in additional to those disclosed Exhibit 99.1

Response: Within the referenced disclosure, the Company states “NSAI evaluated properties representing a minimum of 99% of our reserves, valued at the total estimated future net cash flows before incomes taxes, discounted at 10% (“PV-10”), for all periods presented below (2011, 2012 and 2013).” For the PV-10 values disclosed for 2013 and 2012, NSAI valued 100% of these reserves. In 2011, the Company internally evaluated certain of its reserves with a PV-10 value of $678,000, or 0.4% of its total PV-10 value. In future filings, to the extent that such internally evaluated reserves are prepared and such amounts are material, we intend to specifically disclose the quantity and PV-10 value of reserves, if any, for each period presented.

7.	Comment: Please expand the disclosure of the internal controls used in your reserves estimation effort to provide the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing on Form 10-K. Refer to the disclosure requirements set forth in Item 1202(a)(7) of Regulation S-k.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page 8 of Amendment No. 1.

8.	Comment: We note you express the changes that occurred during the year in your proved undeveloped reserves in terms of Bcfe. To facilitate use of this information by a prospective investor, please expand your disclosure to provide the total quantity of proved undeveloped reserves for the periods ending December 31, 2012 and 2013 expressed in terms of Bcfe.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page 9 of Amendment No. 1.

9.	Comment: Expand the disclosure on page 8 to explain in more detail the overall net change in the quantities of your proved undeveloped reserves. For example, we have estimated that you had an overall change in the net quantities of your proved undeveloped reserves during 2013 of approximately 9.2 Bcfe. However, the difference between your disclosure of the positive revisions of 10.8 Bcfe due to the increase in natural gas prices and the 3.3 Bcfe of proved undeveloped reserves converted to proved developed reserves does not appear to reconcile the overall change in net reserves. Please expand your disclosure and provide a narrative explanation for the material changes relating to all causes such as extensions and discoveries and purchases of mineral in place in addition to the factors already disclosed. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page 9 of Amendment No. 1.

10.	Comment: Please expand your disclosure to present the total dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements set forth in Item 1203(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page 9 of Amendment No. 1.

11.	Comment: You disclose that you “do not have any material concentrations of reserves that have remained undeveloped for five years or more.” For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves in a filing made with the U.S. Securities and Exchange Commission

Response: The Company acknowledges that Item 1203(d) of Regulation S-K requires that the Company explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves. At December 31, 2013, the Company had 2.5 Bcfe (approximately $3.1 million PV-10 value), of proved undeveloped reserves (“PUDs”) that had not been developed within five years of initial disclosure. These reserves are located at our non-operated position on the Pinedale Anticline. Our total PUDs at this property are made up of 64 locations, 29 of which had been not been developed within five years of initial disclosure. Based on the five year threshold, we unrecognized 45 well locations as PUDs as part of the 2013 estimate.

The Bureau of Land Management’s record of decision in this area requires geographically phased development, which, to a certain extent, falls outside the control of the operator. The operator drilled 29 wells in this field in 2013. At this pace, all of these PUD locations would be developed in approximately three years. We believe operator’s future capital development plans demonstrate the commitment and financial wherewithal to complete these wells within five years of December 31, 2013.

The aforementioned PUDs make up approximately 3.3% of our total proved reserves at December 31, 2013, or 4.0% of our PV-10, which we do not believe to be material. In future filings, to the extent that any material quantities of PUDs remain undeveloped for five year, we will specifically disclose the quantity and PV-10 value of these reserves.

12.	Comment: You disclose that significant amounts of your net undeveloped acreage will expire over the next two years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2013 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure to explain the steps which would be necessary to extend your legal right to these leases and to address whether you would have a legal right to produce reserves from this acreage. Refer to Rule 4-10(a)(26) of Regulation S-X.

Response: The Company has not assigned any proved undeveloped reserves to leases scheduled to be drilled after lease expiration.

13.	Comment: We note your general disclosure here and at page 14 regarding the potential impact that could result from regulation related to hydraulic fracturing. Insofar as your discussion focuses on the regulatory risks, please expand your risk factor disclosures to discuss also the financial and operational risks associated with hydraulic fracturing, to the extent they are material.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page 23 of Amendment No. 1.

14.	Comment: In the definitive proxy statement on DEF 14A filed on April 29, 2014, you disclose (emphasis supplied) that Mr. Bush “has significant international experience political knowledge and relationships, particularly in the Middle East, which we believe is invaluable as we expand the Company’s business overseas.” However, we did not find any discussion in your Form 10-K or subsequently filed Form 10-Q regarding your plans to expand your business “overseas.” If you have plans in that regard, please provide appropriate disclosure, including a discussion of any related uncertainties. See Instruction 3 to Item 303(a) of Regulation S-K. See also Items 101(d)(3) and (d)(4) of Regulation S-K.

Response: At the time of the Company’s Form 10-K filing, the Company did not have any plans to expand its business overseas. Subsequent to the Form 10-K filing, the Company’s Board of Director’s appointed a new chief executive officer effective April 1, 2014. The Company’s new chief executive officer’s strategy included expanding certain of our business initiatives internationally. In the Company’s Form 10-Q filing for the period ended March 31, 2014, we noted in the Company Overview section on page 15 that “we are also currently looking to develop an international presence.” The Form 10-Q discussion also noted that we had recently formed a joint venture in Albania. To execute on these international efforts the Board nominated Neil Bush to the Board to expand the Board’s expertise in international matters, among other factors. The Company decided in July 2014 to terminate this initiative to focus solely on domestic opportunities and also as a result of the increased geopolitical risks internationally. Based on the sequence of these events and the brief time the Company was devoting efforts internationally, we do not believe any additional discussion of uncertainties related to international business are necessary at this time.

15.	Comment: Pursuant to Item 601(b)(10) of Regulation S-K, please file the agreement with Petrie Partners LLC referenced on page 29 of your report or provide us with your analysis as to why the agreement need not be filed.

Response: The Company had an agreement with Petrie Partners LLC to provide financial advisory and investment banking services. The agreement had a set rate of $25,000 per quarter (less than 1% of 2013 total revenue) and a transaction success fee of $500,000 or 2% of the transaction price. Had there been a successful transaction consummated under this agreement, the terms of such success payment would have been disclosed. While this agreement is out of the ordinary course of business, we do not believe the financial commitment was material to our business. This agreement was terminated in February 2014.

16.	Comment: The report from your independent accountant makes reference to your financial statements as of December 31, 2013 and 2012 and the years then ended. However, appears that you have presented financial statements for each of the fiscal years ended December 31, 2013, 2012, and 2011. Please obtain and file a revised report from your independent accountant. Refer to Rule 2-02 of Regulation S-X.

Response: In response to the Staff’s comment, a revised report from our independent public accounting firm is included in Amendment 1 of Form 10-K.

17.	Comment: Please revise to present the quantities of proved developed reserves and proved undeveloped reserves as of the beginning and end of each year presented. Refer to FASB ASC 932-235-50-4. In addition, please provide a column for the total quantities of proved reserves for all products, as shown in FASB ASC 932-235-55-2.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page F-22 of Amendment No. 1.

18.	Comment: Please revise to provide additional detail explaining significant changes identified in your proved reserves during the periods presented. For example, describe the causal factors underlying the changes due to revisions of estimates. Refer to FASB ASC 932-235-50-5.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page F-23 of Amendment No. 1.

19.	Comment: We note the disclosure in Exhibit 99.1 indicates that the costs of abandoning the properties, other than those relating to the Mesa Fields nonoperated properties, are not included as part of the capital costs used in the calculation of the future net revenue presented in the reserves report. Please tell us the extent to which any of the abandonment costs relating to your properties have been omitted in the computation of your standardized measure of future net cash flows. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm. If you determine that such costs are not included and revising the computation will cause a material change in the standardized measure, please revise in each instance throughout your filing on Form 10-K your disclosure and all presentations relating thereto.

Response: The Staff’s observation regarding the treatment of abandonment costs is correct. Abandonment costs have historically only been included for our Mesa Fields non-operated properties. The Company acknowledges the requirements addressed in the referenced Oil and Gas Letter. With respect to the abandonment costs for all other properties included in the reserves report, the PV-10 value of these costs as of December 31, 2013 would have been approximately $1.3 million, which represents a difference of approximately 1.7% as compared to the overall PV-10 value of proved reserves of $78.2 million. We do not believe that this difference is a material change from the standardized measure previously disclosed, nor do we believe that the changes to its depletion, depreciation and amortization expense would be material based on the changes to the proved reserves resulting from the inclusion of these abandonment costs in the reserves report. We will include abandonment costs as part of capital costs used to calculate future net revenue on a prospective basis.

20.	Comment: Please revise the biographical sketches you provide for Ms. Reeves and Messrs. Bush and Chambers to identify each of their employers and positions held during the most recent five years, pursuant to Item 401(e) of Regulation S-K. For example, it appears that you discussed only 22 of the most recent 60 months in the case of your new CEO, Mr. Chambers.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page 44 of Amendment No. 1.

21.	Comment: We note that your executives earn bonuses based in part on “actual Clean Earnings versus budgeted Clean Earnings.” Please revise to disclose how “Clean Earnings” is calculated rather than only indicating that the terms are defined in the ACIBP.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Form 10-K. Please see page 45 of Amendment No. 1.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-794-8445. My fax number is 303-794-8446.

Regards,

/s/ Adam Fenster

Adam Fenster

Chief Financial Officer